FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  February, 2009

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada V6E 3R5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

February 17, 2009

Minco Gold Corporation is pleased to announce and summarize the assay results from Minco Gold’s drill program on the Changkeng Gold Project in the Guangdong Province, China.

The Registrant is a major shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated February 17, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/ Ken Cai

Date:  February 11, 2009

Ken Cai

President & Chief Executive Officer

Exhibit 2.1

TSX: MMM NYSE Alternext US: MGH FSE: MI5
For Immediate Release	February 17, 2009

NEWS RELEASE

MINCO CONTINUES TO RELEASE EXCELLENT DRILL RESULTS FROM CHANGKENG

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/NYSE Alternext US:MGH/FSE:MI5)  is pleased to report additional assay results of diamond drill holes completed for the Changkeng Gold Project located in Guangdong Province, China. The Company conducted a comprehensive exploration program on the project including approximately 12,000 metres of combined step out and in-fill diamond drilling in 61 holes.  These 20 holes were primarily designed to confirm the earlier wider spaced positive drill results to a higher confidence level and to extend mineralization down dip.

An area of 120 by 120 m (sections 4 to 14) was in-filled with 9 drill holes that returned significant results.  The 40 by 40 m spaced drilling will extend the higher confidence resources from the previous resource estimation completed in March 2008.  Mineralization was also extended down dip in localized areas along the eastern end of the known mineralization.  Please visit the Company's website at www.mincogold.ca to view a map of the drill hole locations.

Assay results are highlighted by the following intersections:

•

CK2035

7.79 g/t gold over 6.90 m and 5.62 g/t gold over 7.80 m

•

CK2037

5.86 g/t gold over 6.00 m including 9.77 g/t gold over 3.00 m

•

CK2038

7.31 g/t gold over 5.70 m and 7.83 g/t gold over 4.90 m

•

CK2042

3.93 g/t gold over 36.70 m, including 6.30 g/t gold over 4.90 m and 5.22 g/t gold over 4.20 m

•

CK2044

6.81 g/t gold over 3.85 m

•

CK2048

5.93 g/t gold over 23.75 m, including 8.28 g/t gold over 5.55 m and 9.40 g/t gold over 7.00 m

•

CK2050

3.41 g/t gold over 10.35 m and 8.33 g/t gold over 6.60 m

•

CK2051

7.26 g/t gold over 8.55 m and 6.01 g/t gold over 4.32 m

Hole No.		From (m)	To (m)	Intercept (m)	Average Grade
					Au(g/t)	Ag(g/t)	Pb(%)	Zn(%)
CK2013		118.70	120.50	1.80	1.17	2.56	n/a	n/a
CK2015		69.80	70.70	0.90	8.72	5.40	n/a	n/a
		79.00	81.00	2.00	5.11	6.70
CK2033		95.50	97.23	1.73	2.78	7.58	n/a	n/a
		119.47	122.88	3.41	4.74	17.69
CK2035		115.00	121.90	6.90	7.79	12.30	n/a	n/a
		132.35	134.30	1.95	1.94	11.62
		136.30	144.10	7.80	5.62	15.49
	incl.	140.30	143.15	2.85	9.99	13.90
CK2037		76.00	82.00	6.00	5.86	8.50	n/a	n/a
	incl.	77.00	80.00	3.00	9.77	14.00
		88.20	89.30	1.10	5.79	22.00
		114.00	114.75	0.75	4.14	16.00
CK2038		106.10	112.40	5.70	7.31	10.82	n/a	n/a
		114.10	121.00	4.90	7.83	12.59
		125.80	127.70	1.90	1.43	8.95
		135.70	139.40	3.70	1.12	229.00
		146.00	146.50	0.50	2.92	248.00
		151.90	152.30	0.40	1.20	156.00
CK2039		151.10	153.90	2.80	0.65	204.39	n/a	n/a
		178.05	179.05	1.00	0.31	433.00
		198.88	201.65	2.77	0.19	84.38
CK2041	No Significant Results
CK2042		147.40	184.10	36.70	3.93	14.77	n/a	n/a
	incl.	162.20	167.10	4.90	6.30	15.61
	incl.	174.10	178.30	4.20	5.22	19.19
		184.10	184.85	0.75	0.72	223.00
CK2043		35.40	36.40	1.00	1.81	8.00	n/a	n/a
		36.40	45.80	9.40	3.46	5.86
	incl.	41.55	43.50	1.95	6.78	12.00
CK2044		44.15	48.00	3.85	6.81	7.87	n/a	n/a
	incl.	44.15	46.15	2.00	9.24	11.00
CK2045		53.75	55.70	1.95	1.49	4.54	n/a	n/a
		61.03	63.73	2.70	1.62	3.37
CK2046		98.30	100.80	2.50	1.93	2.60	n/a	n/a
		106.70	107.70	1.00	1.05	7.00
		112.85	113.75	0.90	2.09	27.00
CK2047		109.65	114.60	4.95	1.56	9.72	n/a	n/a
		136.00	144.00	8.00	3.59	4.25
	incl.	137.00	140.00	3.00	6.13	5.00
CK2048		137.65	161.40	23.75	5.93	7.40	n/a	n/a
	incl.	139.55	145.10	5.55	8.28	10.54
	incl.	153.40	160.40	7.00	9.40	9.70
		163.05	165.70	2.65	1.42	7.21
CK2050		56.14	58.90	2.76	4.57	7.12	n/a	n/a
		62.85	73.20	10.35	3.41	4.77
	incl.	68.70	72.35	3.65	5.52	7.12
		78.40	85.00	6.60	8.33	9.44
	incl.	78.40	82.30	3.90	10.99	12.00
CK2051		68.65	75.80	7.15	1.81	3.94	n/a	n/a
		75.80	84.35	8.55	7.26	11.95
	incl.	77.65	80.35	2.70	11.01	16.29
		102.15	106.47	4.32	6.01	6.74
CK2052		118.37	119.00	0.63	1.85	3.00	n/a	n/a
		126.15	126.85	0.70	5.88	25.00
CK2054		72.15	76.40	4.25	3.11	5.81	n/a	n/a
		78.40	80.40	2.00	1.27	3.00
CK2055		100.10	106.20	6.10	4.60	6.11	n/a	n/a
	incl.	102.55	105.15	2.60	6.70	9.30
		107.35	108.55	1.20	1.13	5.00

True widths for the mineralized zones are typically from 75% to 95% of the stated intercepts.

Minco Gold will continue to release the results from the drill program when all the necessary check sampling has been completed and verified on the Changkeng Gold project. The Company has also engaged P&E Mining Consultants Inc. to complete an updated NI 43-101 compliant resource estimation.

Samples were prepared and assayed at SGS – CSTC Standards Technical Company, TEDA Tianjin, PRC under the supervision of an International certified assayer. Samples were analyzed with fire assay with AAS finish for gold and aqua regia with an AAS finish for silver. Assay results were further checked internally at SGS.  External check samples were also sent to ASL Chemex Laboratories in Guangzhou, Guangdong Province, PRC for additional check analysis. Reference materials were inserted by Minco geologists as part of a comprehensive quality assurance/quality control program.

Mr. Dwayne Melrose, P. Geo, Vice President Exploration for Minco Gold, has reviewed this news release and is the Qualified Person responsible for verification and quality assurance of the company's exploration data and analytical results.

About Minco Gold

Minco Gold Corporation (TSX:MMM/NYSE Alternext US:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties. The Company owns an exploration property portfolio covering more than 1,000 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.